

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 2, 2009

VIA U.S. Mail and Facsimile +86-755-2663-4369

Keith Hor
Chief Financial Officer
23rd Floor, Building A, Galaxy Century,
No. 3069, Caitian Road, Futian District,
Shenzhen, the PRC
Post Code: 518026

> **Re: Diguang International Development Co., Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q/A for the fiscal quarter ended March 31, 2009**
> **File No. 001-33112**

Dear Mr. Hor:

We have reviewed your response dated June 25, 2009 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Response letter dated June 25, 2009

1.   As requested in our letter dated June 4, 2009, in connection with responding to
        our comments, please provide, in writing, a statement from the Company
        acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
               the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not
               foreclose the Commission from taking any action with respect to the filing;
               and

        ·   the company may not assert staff comments as a defense in any proceeding
               initiated by the Commission or any person under the federal securities laws of
               the United States.

Form 10-Q/A for the fiscal quarter ended March 31, 2009

Item 4. Disclosure Controls and Procedures

(b) Changes in internal control over financial reporting

2.   We see the changes made to your filing in response to prior comment 14 in our
        letter dated June 4, 2009. We see that you revised the disclosure to provide
        management's assessment of the effectiveness of internal control over financial
        reporting as of March 31, 2009. As a smaller reporting company, under Item 4T
        of Form 10-Q you are only required to furnish the information required by Items
        307 and 308T(b) of Regulation S-K. In this regard, management's assessment of
        the effectiveness of internal control over financial reporting is provided on an
        annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-K.
        Please tell us why management's assessment of the effectiveness of internal
        control over financial reporting was provided for the interim period and clarify
        whether an assessment under Item 308T(a) of Regulation S-K was actually
        performed as of March 31, 2009.

3.   As a related matter, we note the statement that there have been no "material"
        changes to the internal control condition… other than the fact that the Company is
        in the process of taking the steps necessary for remediation of the material
        weaknesses identified in the previously filed Form 10-K/A. In future filings,
        please state clearly whether there were any changes in internal control over
        financial reporting that occurred during the quarter that have materially affected,
        or are reasonably likely to materially affect internal control over financial
        reporting, as required by Item 308T(b) of Regulation S-K. If there are any such

changes, please describe those changes in reasonable detail and, as applicable, describe the impact on any previously disclosed material weaknesses.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer